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November 22, 2005


Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street
Washington, D.C.  20549

Re:  Cray Inc. - File No. 000-26820

Dear Ms. Collins:

     In accordance with Thomas Ferraro's conversation with our outside counsel this morning, we hereby confirm that we intend to respond to the comments contained in your letter dated November 7, 2005 no later than December 16, 2005, and that we will not request any further extensions. We are requesting this additional time because our general counsel was hospitalized last week for surgery, and will not be returning to the office until December 1, 2005.

     Please contact the undersigned if you require additional information or desire to discuss any of the foregoing further (phone: 206-701-2168; facsimile:
206-701-2218; email: brianh@cray.com).


                                    Yours truly,


                                    /s/ Brian C. Henry
                                    ----------------------------
                                    Brian C. Henry
                                    Executive Vice President and
                                    Chief Financial Officer